June 24, 2025

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Groundfloor Yield LLC
Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed: April 7, 2025 File No. 024-12530

To Whom It May Concern:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, Groundfloor Yield LLC (the “Company”) hereby requests acceleration of the qualification date of the above-referenced Groundfloor Yield LLC Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A to 4:00 p.m., Eastern Time, on June 25, 2025, or as soon thereafter as is practicable.

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (202) 758-8041 our counsel Brian S. Korn, Esq., of Manatt, Phelps & Phillips, LLP at (212) 790-4510.

GROUNDFLOOR YIELD LLC

By: Groundfloor Finance, Inc., its sole member

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary, and Acting Chief Financial Officer

cc:	Brian S. Korn, Esq., Manatt, Phelps & Phillips, LLP